 U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 27, 2013

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) Vident Core U.S. Equity Fund Post-Effective Amendment No. 7 to Registration Statement on Form N-1A Registration Numbers 333-179562; 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments we received from you on November 5, 2013 with respect to Post-Effective Amendment No. 7 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and the Vident Core U.S. Equity Fund (the “Fund”).  For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please confirm that any acquired fund fees and expenses are estimated to be no more than one basis point.

Response:	The Fund’s acquired fund fees and expenses are estimated to be less than one basis point.

Comment 2.	Please explain why the Fund’s “Other Expenses” are estimated to be zero.

Response:
As disclosed under the heading “Management,” the Fund pays its investment adviser a “unitary” advisory fee, in exchange for which the Fund’s investment adviser is obligated to pay the normal operating expenses of the Fund, subject to certain exceptions. Fund expenses not required to be paid by the adviser are estimated to be less than half of one basis point.

Comment 3.
Please revise the description of the Strategy Index to clarify the methodology using plain English. In particular, please explain the “principled reasoning investment framework” and provide examples of the factors considered in applying the index methodology.

Response:	The first paragraph under “Principal Investment Strategies of the Fund—The Strategy Index” has been deleted. The second sentence of the second paragraph has been revised and now reads as follows:

The companies are organized by major market sector, and each company is assigned a score based on a variety of factors relating to governance, financial quality and management stewardship, such as asset turnover, risks associated with pending litigation, and the company’s pension liability discount rate.

The first sentence of the third paragraph under “Principal Investment Strategies of the Fund—The Strategy Index” has been revised and now reads as follows:

Within the eligible universe, companies in each sector are systematically ranked across key risk factors relating to governance, valuation, growth, quality and sentiment. Such factors include a company’s price-to-book ratio, earnings yield, changes in the number of shares outstanding and price momentum.

The adviser has reviewed the remaining strategy disclosure and believes it effectively communicates the Fund’s principal investment strategies in a manner that will be understood by investors.

Comment 4.	Please confirm in your response letter that the index will have at least 100 companies (ten in each of ten sectors).

Response:	This confirms that the Strategy Index will have at least 100 constituent companies as of each reconstitution date.

Comment 5.	Please clarify the circumstances under which the Fund will utilize a replication strategy or a representative sampling strategy.

Response:	The second sentence in the first paragraph under “Principal Investment Strategies of the Fund—The Fund’s Investment Strategy” has been revised to read as follows:

The Fund will generally use a “representative sampling” strategy, meaning it may invest in a sample of the securities in the Strategy Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Strategy Index as a whole, but may, when the sub-adviser believes it is in the best interests of the Fund, use a “replication” strategy to achieve its investment objective, meaning it may invest in all of the component securities of the Strategy Index.

Comment 6.	Please explain why the Fund will be “non-diversified” given the number of index constituents.

Response:	Disclosure that the Fund will be “non-diversified” has been deleted.

Comment 7.
Please disclose when the index was created, whether investors can get additional information about the index (e.g., through a website, how widely the index is disseminated and whether the index was created for the purpose of being used by the Fund.

Response:	The following disclosure has been added:

The Index was created in 2013 in anticipation of the commencement of operations of the Fund. Additional information regarding the Index, including its value, is available through Bloomberg using the ticker symbol VIUSX, as well as on the websites of the Vident Financial, LLC, the Index Provider, at www.videntfinancial.com and Solactive AG, the Index Calculation Agent, at www.solactive.com.

Statement of Additional Information (“SAI”)

Comment 8.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:
The Registrant does not expect that anything disclosed in the SAI pursuant to Item 16 of Form N-1A, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.  The SAI, as required by Form N-1A, discloses information that the Commission, not the Registrant, has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the prospectus.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for ETF Series Solutions